

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 15, 2009

William H. Carter
Executive Vice President and Chief Financial Officer
Hexion Specialty Chemicals, Inc.
180 East Broad Street
Columbus, Ohio 43215

Re: Hexion Specialty Chemicals, Inc.
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 11, 2009
File No. 001-00071

Dear Mr. Carter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Please feel free to call us at the telephone numbers listed at the end of this letter.

Item 15 - Exhibits and Financial Statement Schedules, page 121

1.   We note that you have omitted the schedules and exhibits to the following exhibits:

- Exhibit 10.50 (Credit Agreement dated as of May 31, 2005);

- Exhibit 10.54 (Amended and Restated Credit Agreement dated as of May 5, 2006);

- Exhibit 10.59 (Second Amended and Restated Credit Agreement dated as of November 3, 2006);

- Exhibit 10.60 (Incremental Facility Amendment and Amendment No. 1 to the Second Amended and Restated Credit Agreement dated as of June 15, 2007);

- Exhibit 10.61 (Second Incremental Facility Amendment to the Second Amended and Restated Credit Agreement dated as of August 7, 2007); and

- Exhibit 10.64 (Credit Agreement dated as of March 3, 2009).

Please provide us with a complete copy of each of the omitted schedules and exhibits for the exhibits listed above. Please ensure that you clearly mark the schedules and exhibits so that it is clear to which of the exhibits they belong.

In addition, please provide us with an explanation as to why you have omitted the schedules and exhibits to these exhibits. If you do not believe the omitted information constitutes material information that is required to be included in your publicly-filed exhibits, please provide a detailed analysis setting forth your conclusions. With respect to Exhibit 10.50, based on the endnote disclosure to the exhibit index, it appears that you have omitted the schedules and exhibits in reliance on Item 601(b)(2) of Regulation S-K. In your supporting analysis for Exhibit 10.50, please address why you believe that Item 601(b)(2) of Regulation S-K allows for omission of the schedules and exhibits given that the scope of Item 601(b)(2) is expressly limited to "[a]ny material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto."

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dieter King, staff attorney, at (202) 551-3338 or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief